FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 19, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the First Quarter Ended March 31, 2016

May 19, 2016

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, today announces its unaudited IFRS financial results for the three months ended March 31, 2016.

Key Financial Highlights of Q1 2016

•                  Consolidated group revenue increased 7.9% y-o-y to RUB 108.1 bln

•                  Total revenue in Russia rose 6.5% y-o-y to RUB 96.3 bln

•                  Mobile service revenue in Russia improved 1% y-o-y to RUB 71.1 bln

•                  Sales of goods in Russia increased 71% y-o-y to RUB 10.7 bln

•                  Active subscriber base grows 3.8% for the Group to 108.3 mln

•                  Group adjusted OIBDA remains stable on y-o-y basis at RUB 41.3 bln

•                  OIBDA in Russia improved slightly by 1.1% y-o-y at RUB 38.6 bln

•                  MTS reiterates its Group guidance for 2016:

•                  Group revenue growth of more than 4%

•                  Group adjusted OIBDA growth of -2 to +1%

•                  Reduction of Group CAPEX to RUB 85 bln

Key Corporate and Industry Highlights

•                  Entered the tower infrastructure market with the intention to develop a new business direction to managing existing tower infrastructure.

•                  The Board of Directors recommended that an annual general meeting of shareholders approve annual dividends of RUB 14.01 per ordinary MTS share (RUB 28.02 per ADR) or a total of RUB 28.0 bln based on the full-year 2015 financial results.

•                  The Board of Directors confirmed the Company’s new dividend policy, which implies a target payout of RUB 25.0 — 26.0 per ordinary MTS share (RUB 50.0 — 52.0 per ADR) per calendar year. The policy guarantees a minimum payout of RUB 20.0 per ordinary MTS share (or RUB 40.0 per ADR). The new policy will be in effect from 2016 — 2018.

•                  The Board of Directors tasked management to propose a share buyback program and allocate up to RUB 30 bln over three years.

•                  MTS PJSC took possession of shares representing 3.3% of charter capital with an intention to cancel the shares.

Commentary

Mr. Andrei Dubovskov, President and CEO, commented, “We are pleased to announce the beginning of another successful year for MTS. Group revenue increased nearly 8% to over RUB 108 bln as we continue to execute on our 3D strategy. We continue to see sustained demand for data throughout our key markets, which continues to drive growth in both Russia and Ukraine. Macroeconomic factors and competitive issues continue to impact our performance in many ways, but in sum, our group revenue performance continues to pace the market.”

Mr. Dubovskov continued, “Despite continued macroeconomic volatility and increased competition, Group Adjusted OIBDA was roughly stable year-over-year at RUB 41.3 bln. While we see weakness in a number of our foreign subsidiaries due to macroeconomic issues or strategic developments, year-over-year growth in Russia OIBDA drove the group performance.”

Mr. Vasyl Latsanych, Chief Marketing Officer, commented, “For the year, total revenue in Russia increased by 6.5% to RUB 96.3 bln. Our mobile business revenue grew 6.6% as we see a continuation of trends that had previously defined our growth, in particular stronger data usage due to both the growth of customer usage and migration to data plans as smartphone penetration increased to 50.3%. The implementation of our retail strategy in Russia in the face of increased competitor behavior has led to higher handset sales and a 3.7% growth in subscribers as we focus more on sales through our proprietary retail channels.”

Mr. Latsanych continued, “In our fixed-line business, revenue increased slightly by 0.3% to RUB 15.4 bln. Growth continues to be driven by our increasing market share in B2C markets, in particular in Moscow where our broadband and pay-tv market shares continue to increase.”

“In Ukraine, revenue for the period improved by nearly 5% to UAH 2.8 bln. The obvious driver is data consumption, which is rising as we have rolled out 3G to 19 regional centers in Ukraine. We see strong take-up of traditional voice tariffs now being offered under the Vodafone brand with revised pricing on international calling.”

“Among our foreign subsidiaries, we note that revenue in Armenia fell year-over-year by over 16% as macroeconomic factors continue to impact usage of services such as international calling and roaming. In Turkmenistan, revenue also declined roughly 6% due to a slight decline in the active user base and macroeconomic-driven factors. In Uzbekistan, however, we continue to see strong revenue growth as we further develop our business in the market.”

Mr. Alexey Kornya, Vice President, Finance and Investments and Chief Financial Officer, further commented, “Group net income for the period increased 33.3% year-over-year to RUB 14.5 bln. In addition to OIBDA trends, primary factors here include a non-cash FOREX gain for the period of RUB 2.3 bln, due to ruble appreciation vis-à-vis our non-ruble denominated debt and the fact that we had reserves related to cash balances held in distressed banks in Ukraine in Q1 2015.”

“Free cash flow for the period amounted to RUB 20.5 bln, an increase of 37% year-over-year for the period. CAPEX spending of RUB 18 bln, or 28% lower than Q1 in 2015, was a key factor, as cash flows from operations was relatively stable. As we guided in March, we aim to reduce overall CAPEX spending this year to RUB 85 bln, which will support free cash flow this year.”

“In Q1, the Board of Directors confirmed the Company’s new dividend policy and recommended dividend payments for 2015 fiscal year. Under the new dividend policy, management sets a target payout of RUB 25.0 — 26.0 per ordinary MTS share (RUB 50.0 — 52.0 per ADR) per calendar year and guarantees a minimum payout of RUB 20.0 per ordinary MTS share (or RUB 40.0 per ADR). As part of the company’s long-stated ambition to equalize semi-annual payments, the Board recommended a dividend payment of 14.01 rubles per share (or 28.02 per ADR) based on full-year 2015 financial results. In accordance with the new dividend policy, the Board will review proposals for an interim dividend in Fall 2016, which combined with our upcoming proposed payment would translate to 25 to 26 rubles per share.”

“Likewise, the Board has tasked management to consider the advisability of a share repurchase program as an additional way to create further shareholder value. As part of such a program, the Group could allocate up to RUB 30 bln to be spent over the next three years on the repurchase of shares.”

“By the end of the period, total debt stood at RUB 317 bln, a significant decrease from Q4 2015, but largely due to ruble appreciation in relation to our non-ruble denominated debt as well as some amortized payments in Q1. Our net debt/LTM Adjusted OIBDA declined slightly to 1.1x, a comfortable level for the Company and very low in relation to our peers. We remind investors that 97% of our non-ruble debt position is currently covered by a combination of hedges, short-term deposits and stable long-term investments, all of which are denominated in US dollar or Euro.”

Additional Information

MTS continues to see sustained macroeconomic volatility in its markets of operations that may impact the financial and operational performance throughout the Group.

Conference Call

The conference call will start today at:

18:00 hrs (Moscow time)

16:00 hrs (London time)

11:00 hrs (US Eastern time)

To take part in the conference call, please dial one of the following telephone numbers and quote the confirmation code, 1448760

From Russia + 7 495 213 0978

From the UK: + 44(0)20 3427 1906

From the US: + 1212 444 0896

The conference call will also be available at: http://www.mtsgsm.com/news/reports/ via audio webcast.

A replay of the conference call will be available for seven days on the following telephone numbers:

From the US: +1 347 366 9565 PIN 1448760

From the UK: +44(0)20 3427 0598 PIN 1448760

This press release provides a summary of some of the key financial and operating indicators for the period ended December 31, 2015. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

RUB mln	Q1’16	Q1’15	y-o-y		Q4’15	q-o-q
Revenues	108,090	100,182	7,9%		113,325	-4,6%
Adjusted OIBDA	41,279	41,309	-0,1%		43,495	-5,1%
- margin	38,2%	41,2%	-3,0	pp	38,4%	-0,2	pp
Operating profit	21,031	19,163	9,7%		18,876	11,4%
- margin	19,5%	19,1%	0,4	pp	16,7%	2,8	pp
Net profit	14,507	10,887	33,3%		7,135	103,3%
- margin	13,4%	10,9%	2,5	pp	6,3%	7,1	pp

Russia Highlights

RUB mln	Q1’16	Q1’15	y-o-y		Q4’15	q-o-q
Revenues(1)	96,302	90,423	6,5%		102,537	-6,1%
- mobile	71,132	70,521	0,9%		74,928	-5,1%
- fixed	15,369	15,319	0,3%		15,513	-0,9%
- integrated services	2,492	n/a	n/a		876	184,5%
-sales of goods	10,700	6,258	71,0%		13,840	-22,7%
OIBDA	38,583	38,171	1,1%		41,116	-6,2%
- margin	40,1%	42,2%	-2,1	pp	40,1%	0,0	pp
Net profit	15,000	9,109	64,7%		11,817	26,9%
- margin	15,6%	10,1%	5,5	pp	11,5%	4,1	pp

Ukraine Highlights

UAH mln	Q1’16	Q1’15	y-o-y		Q4’15	q-o-q
Revenues	2,761	2,631	4,9%		2,405	14,8%
Adjusted OIBDA	803	1,238	-35,1%		885	-9,3%
- margin	29,1%	47,0%	-17,9	pp	36,8%	-7,7	pp
Net profit	275	1,096	-74,9%		412	-33,3%
- margin	10,0%	41,6%	-31,6	pp	17,1%	-7,1	pp

(1) Revenue, net of intercompany between mobile, fixed and integrated services

Armenia Highlights

AMD mln	Q1’16	Q1’15	y-o-y		Q4’15	q-o-q
Revenues	14,151	16,921	-16,4%		16,481	-14,1%
Adjusted OIBDA	5,618	8,147	-31,0%		7,629	-26,4%
- margin	39,7%	48,1%	-8,4	pp	46,3%	-6,6	pp
Net profit/(loss)	239	2,420	-90,1%		(17,119)	n/a
- margin	1,7%	14,3%	-12,6	pp	n/a	n/a

Turkmenistan Highlights

TMT mln	Q1’16	Q1’15	y-o-y		Q4’15	q-o-q
Revenues	67	72	-6,4%		75	-10,3%
OIBDA	24	26	-7,7%		28	-16,0%
- margin	35,5%	36,0%	-0,5	pp	37,9%	-2,4	pp
Net profit	11	12	-5,8%		15	-25,7%
- margin	16,8%	16,7%	0,1	pp	20,3%	-3,5	pp

Uzbekistan Highlights

UZS mln	Q1’16	Q1’15	y-o-y	Q4’15	q-o-q
Revenues	85,241	19,292	341,8%	82,384	3,5%
OIBDA	5,731	(38,819)	n/a	2,583	121,9%
- margin	6,7%	n/a	n/a	3,1%	3,6	pp
Net loss	(12,507)	(41,853)	n/a	(22,071)	n/a
- margin	n/a	n/a	n/a	n/a	n/a

Belarus Highlights

BYR bln	Q1’16	Q1’15	y-o-y		Q4’15	q-o-q
Revenues	1,489	1,174	26,8%		1,542	-3,4%
Adjusted OIBDA	681	640	6,4%		700	-2,8%
- margin	45,7%	54,5%	-8,8	pp	45,4%	0,3	pp
Net profit	397	478	-17,0%		513	-22,6%
- margin	26,7%	40,7%	-14,0	pp	33,3%	-6,6	pp

CAPEX Highlights

RUB mln	FY 2015	3M 2016
Russia(2)	79,619	16,490
- as % of rev	20.4%	17.1%
Ukraine(3)	12,427	1,590
- as % of rev	44.1%	19.9%
Armenia	1,371	99
- as % of rev	15.2%	4.6%
Turkmenistan	500	34
- as % of rev	9.8%	2.4%
Uzbekistan	2,195	157
- as % of rev	47.6%	7.1%
Group	96,111	18,371
- as % of rev	22.3%	17.1%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

(2)  Excluding costs of RUB 3.4 bln related to the acquisition of a 4G license in Russia in 2015 and RUB 2.6 bln in 2016

(3)  Excluding purchase of 3G license in Ukraine in the amount of RUB 7.0 bln in 2015

Attachments to the First Quarter 2016
Earnings Press Release

Attachment A

Non-IFRS financial measures. This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use a term Adjusted for OIBDA and operating income when there were significant excluded one off effects.  OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating profit	19,163	22,501	27,319	18,876	21,031
Less: Gain from reentrance in Uzbekistan		—	—	—	—
Add: Provision for cash balances deposited in distressed Ukrainian banks	1,698	—	—	—	—
Add: Loss from impairment of goodwill in Armenia	—	—	—	3,516	—
Adjusted operating profit	20,861	22,501	27,319	22,392	21,031
Add: D&A	20,448	20,221	20,700	21,103	20,248
Adjusted OIBDA	41,309	42,722	48,019	43,495	41,279

Russia (RUB mln)	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating profit	21,091	23,728	27,275	23,481	21,599
Add: D&A	17,080	17,517	17,252	17,634	16,984
OIBDA	38,171	41,245	44,527	41,115	38,583

Ukraine (RUB mln)	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating profit	693	1,190	1,675	1,158	795
Add: Provision for cash balances deposited in distressed Ukrainian banks	1,698	—	—	—	—
Adjusted operating profit	2,391	1,190	1,675	1,158	795
Add: D&A	1,344	1,107	1,358	1,390	1,557
Adjusted OIBDA	3,735	2,297	3,032	2,548	2,351

Armenia (RUB mln)	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating profit/ (loss)	436	412	680	(3,122)	120
Add: Loss from impairment of goodwill in Armenia	—	—	—	3,516	—
Adjusted operating profit	436	412	680	394	120
Add: D&A	623	525	626	656	737
Adjusted OIBDA	1,059	937	1,306	1,050	857

Turkmenistan (RUB mln)	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating profit	252	237	326	330	278
Add: D&A	205	165	203	209	232
OIBDA	458	402	529	538	510

Uzbekistan (RUB mln)	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating loss	(2,134)	(1,373)	(1,404)	(1,163)	(607)
Add: D&A	1,209	917	1,275	1,228	760
OIBDA	(925)	(455)	(128)	65	154

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating margin	19.1%	21.9%	23.7%	16.7%	19.5%
Add: Provision for cash balances deposited in distressed Ukrainian banks	1.7%	—	—	—	—
Add: Loss from impairment of goodwill in Armenia	—	—	—	3.1%	—
Adjusted operating margin	20.8%	21.9%	23.7%	19.8%	19.5%
Add: D&A	20.4%	19.7%	18.0%	18.6%	18.7%
Adjusted OIBDA margin	41.2%	41.6%	41.7%	38.4%	38.2%

Russia	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating margin	23.3%	25.2%	26.2%	22.9%	22.4%
Add: D&A	18.9%	18.6%	16.6%	17.2%	17.6%
OIBDA margin	42.2%	43.7%	42.8%	40.1%	40.1%

Ukraine	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating margin	8.8%	20.2%	22.5%	16.7%	9.9%
Add: Provision for cash balances deposited in distressed Ukrainian banks	21.5%	—	—	—	—
Adjusted operating margin	30.2%	20.2%	22.5%	16.7%	9.9%
Add: D&A	17.0%	18.8%	18.2%	20.0%	19.5%
Adjusted OIBDA margin	47.3%	38.9%	40.7%	36.7%	29.4%

Armenia	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating margin	19.8%	20.1%	26.9%	n/a	5.6%
Add: Loss from impairment of goodwill in Armenia	—	—	—	155.0%	—
Adjusted operating margin	19.8%	20.1%	26.9%	17.4%	5.6%
Add: D&A	28.3%	25.7%	24.8%	28.9%	34.2%
Adjusted OIBDA margin	48.1%	45.8%	51.7%	46.3%	39.7%

Turkmenistan	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating margin	19.8%	22.0%	24.3%	23.4%	19.4%
Add: D&A	16.1%	15.4%	15.1%	14.8%	16.2%
OIBDA margin	36.0%	37.4%	39.4%	38.1%	35.6%

Uzbekistan	Q1’15	Q2’15	Q3’15	Q4’15	Q1’16
Operating margin	—	—	—	n/a	n/a
Add: D&A	—	—	—	61.1%	34.1%
OIBDA margin	—	—	—	n/a	6.9%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments and long-term deposits. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Net debt can be reconciled to our consolidated statements of financial position as follows:

RUB mln	As of Dec 31, 2015	As of Mar 31, 2016
Current portion of LT debt and of finance lease obligations	54,346	46,273
LT debt	282,435	259,968
Finance lease obligations	11,231	10,650
Total debt	348,012	316,891
Less:
Cash and cash equivalents	33,464	44,389
ST investments	49,840	30,961
LT deposits	30,677	28,886
Effects of hedging of non-ruble denominated debt	18,174	14,636
Net debt	215,857	198,019

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For the three months ended Mar 31, 2015	For the three months ended Mar 31, 2016
Net cash provided by operating activities	39,115	39,076
Less:
Purchases of property, plant and equipment	(21,886)	(13,656)
Purchases of intangible assets(4)	(3,539)	(4,715)
Proceeds from sale of property, plant and equipment	1,291	1,153
Investments in associates	—	(1,326)
Free cash flow	14,981	20,532

(4)  Excluding purchases of 3G license in Ukraine in the amount of RUB 7.0 bln in Q1 2015 and 4G licenses in Russia in the amount of RUB 2.6 bln in Q1 2016

LTM Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows:

RUB mln	Nine months ended Dec 31, 2015	Three months ended Mar 31, 2016	Twelve months ended Mar 31, 2016
	A	B	C = A + B
Net operating profit	68,696	21,031	89,727
Add: Impairment of goodwill in Armenia	3,516	—	3,516
Add: D&A	62,024	20,248	82,272
LTM ADJUSTED OIBDA	134,236	41,279	175,515

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•             shows traffic-generating activity or

•             accrues a balance for services rendered or

•             is replenished or topped off

Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

***

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

AS OF MARCH 31,2016 AND AS OF DECEMBER 31,2015

(Amounts in millions of RUB)

	As of March 31,	As of December 31,
	2016	2015
NON-CURRENT ASSETS:
Property, plant and equipment	292 949	302 662
Investment property	363	364
Intangible assets	107 925	109 064
Investments in associates	8 938	9 299
Deferred tax assets	8 668	9 287
Other non-financial assets	503	480
Other investments	32 884	34 667
Accounts receivable (related parties)	3 424	3 335
Other financial assets	20 228	25 203
Total non-current assets	475 882	494 361

CURRENT ASSETS:
Inventories	12 583	14 510
Trade and other receivables	36 060	34 542
Accounts receivable (related parties)	5 975	6 326
Short-term investments	30 961	49 840
VAT receivable	9 792	9 815
Income tax assets	4 468	5 190
Assets held for sale	826	549
Advances paid and prepaid expenses, other current assets	4 080	4 781
Cash and cash equivalents	44 389	33 464
Total current assets	149 134	159 017

Total assets	625 016	653 378

EQUITY:
Equity attributable to equity holders	165 415	160 115
Non-controlling interests	7 568	8 256
Total equity	172 983	168 371

NON-CURRENT LIABILITIES:
Borrowings	269 256	292 168
Deferred tax liabilities	28 036	27 346
Provisions	2 713	2 565
Other financial liabilities	654	676
Other non-financial liabilities	4 234	4 342
Total non-current liabilities	304 893	327 097

CURRENT LIABILITIES:
Borrowings	45 663	53 701
Provisions	10 373	7 863
Trade and other payables	56 301	57 756
Accounts payable (related parties)	1 558	1 809
Income tax liabilities	1 379	831
Other financial liabilities	8 054	9 778
Other non-financial liabilities	23 812	26 172
Total current liabilities	147 140	157 910

Total equity and liabilities	625 016	653 378

MOBILE TELESYSTEMS

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Amounts in millions of RUB except per share amount)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015

Service revenue	97 327	93 810
Sales of goods	10 763	6 372
	108 090	100 182

Cost of services	(34 598)	(32 372)
Cost of goods	(9 746)	(4 686)
Selling, general and administrative expenses	(23 667)	(22 295)
Depreciation and amortization expense	(20 248)	(20 448)
Other operating income/expense	499	(516)
Operating share of the profit of associates	701	996
Provision for cash balances deposited in distressed Ukrainian banks	—	(1 698)

Operating profit	21 031	19 163

Currency exchange gain or (loss)	2 273	(3 509)

Other (expenses)/income:
Finance income	1 696	2 326
Finance costs	(6 734)	(6 048)
Other expenses	(686)	(5)
Total other expenses, net	(5 724)	(3 727)

Profit before tax	17 580	11 927

Income tax expense	(3 263)	(1 938)

Profit for the period	14 317	9 989

Loss for the period attributable to non-controlling interests	190	898

Profit for the period attributable to owners of the Company	14 507	10 887

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(8 174)	(9 364)
Net fair value (loss)/gain on financial instruments	(1 605)	(2 591)
Other comprehensive (loss)/income	(9 779)	(11 955)
Total comprehensive income/(loss) for the period	4 538	(1 966)
Less comprehensive loss for the period attributable to the noncontrolling interests	688	744

Comprehensive income/(loss) for the period attributable to owners of the Company	5 226	(1 222)

Weighted average number of common shares outstanding, in millions - basic	1 988 711	1 988 730
Earnings per share attributable to the Group - basic:	7,29	5,47
Weighted average number of common shares outstanding, in millions - diluted	1 990 178	1 989 951
Earnings per share attributable to the Group - diluted:	7,29	5,47

MOBILE TELESYSTEMS

CONSOLIDATED  STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(Amounts in millions of RUB)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015

Profit for the period	14 317	9 989

Adjustments for:
Depreciation and amortization	20 248	20 448
Finance income	(1 696)	(2 326)
Finance costs	6 734	6 048
Income tax expense	3 263	1 938
Currency exchange (gain)/loss	(2 273)	3 509
Change in fair value of financial instruments	(118)	—
Amortization of deferred connection fees	(281)	(287)
Share of the profit of associates	(63)	(793)
Inventory obsolescence expense	231	30
Allowance for doubtful accounts	398	711
Change in provisions	3 579	2 002
Other non cash items	(754)	(180)

Movements in operating assets and liabilities::
Increase in trade and other receivables	(5 431)	(2 884)
Decrease/(increase) in inventory	1 624	(123)
Increase in VAT receivable	(200)	(247)
Decrease in advances paid and prepaid expenses	535	986
Increase in trade and other paybles and other current liabilities	3 312	2 540

Dividends received	661	576
Income taxes paid	(1 338)	(1 679)
Interest received	1 324	1 194
Interest paid (net of interest capitalised)	(4 996)	(2 337)
Net cash provided by operating activities	39 076	39 115

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property, plant and equipment	(13 656)	(21 886)
Purchases of intangible assets (net of purchases of 3G licences in Ukraine and 4G licenses in Russia)	(4 715)	(3 539)
Purchases of 4G licenses in Russia/3G licences in Ukraine	(2 570)	(7 044)
Proceeds from sale of property, plant and equipment and assets held for sale	1 153	1 291
Purchases of short-term investments	(801)	(21 390)

Proceeds from sale of short-term investments	16 152	1 353
Purchase of other investments	(31)	(39 831)
Proceeds from sale of other investments	—	97
Investments in associates	(1 326)	—
Net cash used in investing activities	(5 794)	(90 949)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows under capital transactions with related parties	—	363
Loan principal paid	(18 549)	(6 429)
Proceeds from loans	213	43 498
Repayment of notes	(505)	—
Notes and debt issuance cost paid	—	(1 112)
Finance lease principal paid	(104)	(143)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	(1 034)	—
Other financing activities	2	—
Net cash provided by financing activities	(19 977)	36 177

Effect of exchange rate changes on cash and cash equivalents	(2 380)	(2 133)

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS:	10 925	(17 790)

CASH AND CASH EQUIVALENTS, at beginning of period	33 464	61 566

CASH AND CASH EQUIVALENTS, at end of period	44 389	43 776

Safe harbor Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS,as defined in the safe harbor provisions of the U.S.Private Securities Litigation Reform Act of 1995.You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might," and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company's most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors" that could cause the actual results to differ materially from those contained in our projections or forward-looking statements,including, among others,the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian,U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions,including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price,financial risk management and future growth subject to risks. []MTS You know that you can!

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e Balance sheet (RUB min) As of December 31, 2015 As of March 31, 2016 Net debt/LTM Adjusted OIBDA remained stable at l.lx Total debt" Short-term debt Long-term debt 348,012 54,346 293,666 316,891 46,273 270,618 e Short-term investments include mostly USD-denominated deposits while long-term deposits are all USD-denominated Cash and cash equivalents Short-term investments Long-term deposits Fair value of hedge 33,464 49,840 30,677 18,174 44,389 30,961 28,886 14,636 Net debt"" LTM Adjusted 0/BDA Net debt/LTM Adjusted 0/BDA 215,857 175,546 1.2x 198,019 175,515 7.1x Net Debt (RUB bin) 216.2 215.9 198.0 187.1 184.7 176.9 1.0 Q4 2014 Q12015 Q22015 Net debt Q3 2015 Q4 2015 Q12016 - Net debt/LTM OIBDA *Including finance lease obligations ..Adjusted for the effects of hedging of non-ruble denominated debt [] MTS You know that you can! 12 1.2 1.2

Total Group Revenue fil}!L In.l _ GROUP REVENUE: For 2016, MTS forecasts Group revenue growth of >4% due primarily to: e e e e Growth in data usage and sustained data adoption; Increased sales of handsets; Rising share in Moscow B2C broadband/pay-TV markets; and Growth in revenue in foreign subsidiaries 431.2 2015 GROUP OIBDA: MTS anticipates adjusted Group OIBDA growth of -2 to +1% in 2016. Our markets remain volatile due to a number of factors: Total Group Adjusted OIBDA tfil} _ l_r}l_---------------------------2015 e Heightened competition in retail distribution in Russia due to aggressive behavior by our competitors; The build-out of 3G in Ukraine and non-market factors impacting our profitability; Developments in other foreign subsidiaries;and Macroeconomic developments and currency volatility throughout our markets of operation. 175.5 e e e -2to+1% 2016E Group CAPEX (RUB bin) GROUP CAPEX: MTS aims to reduce FY2016 CAPEX to RUB 85 bin 2015 96.1 e MTS will revisit its guidance during each quarterly disclosure with the goal of providing the market with its most up-to-date views on the current fiscal year 2016E RJ85.0 []MTS You know that you can! 13

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e Revenue trends reflect lower overall voice activity, due to macroeconomic issues, as well as increased data substitution for international dialing Total Armenia Revenue (AMD bin) , 19.6 -13.5% ---,.--------16.4% ----14.1% ---, 19.3 18.5 16.9 16.5 14.2 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q42015 Q12016 Total Armenia Adjusted OIBDA" and OIBDA Margin (AMD bin) e OIBDA trend reflects decline in revenues, including decreased revenues from roaming and international calling -10.6% ---,.------31.0% ---- 10.0 -26.4%----, 1 9.1 8.5 8.1 7.6 5.6 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q42015 Q12016 Q4 2014 2,146 3,366 Q1 2015 2,117 3,154 Q2 2015 2,110 3,398 Q3 2015 2,127 3,461 Q4 2015 2,115 3,393 Q1 2016 2,099 3,206 Subscribers,thou Total minutes, min min Adjusted for impairment of goodwill in the amount of AMD 24.4 bin in Q4 2015 []MTS You know that you can! 20

e Y-o-Y revenue decline reflects a slight decline in the active subscriber base and macroeconomic impact on voice usage Total Turkmenistan Revenue (TMT min) , -4.9% --,....--------6.4% ---- -10.3%1 75.6 74.6 75.0 71.9 71.5 67.3 e Q-o-Q revenue decline is attributable to seasonally lower voice traffic as well as to lower data consumption Q4 2014 Q12015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 e Y-o-Y decline in OIBDA due to higher payroll and network costs Total Turkmenistan OIBDA and OIBDA Margin (TMT min) -7.7% -16.o% 1 , -14.8% ---, 30.4 25.9 1 28.5 29.3 26.7 23.9 39.3% 37.9% 37.4% Q42014 Q12015 Q2 2015 Q3 2015 Q4 2015 Q12016 Q4 2014 1,719 2,830 Q1 2015 1,675 2,567 Q2 2015 1,623 2,549 Q3 2015 1,612 2,481 Q4 2015 1,610 2,414 Q1 2016 1,621 2,278 Subscribers,thou Total minutes, min min [] MTS You know that you can! 21

e Top-line growth also attributable to increased data consumption Total Uzbekistan Revenue (UZS bin) ---, 1 82.4 I 4.4x 4.2x +3.5% ----, 85.2 54.4 e 37.4 OIBDA growth reflects increasing network scale benefits and fewer launch-related expenses 19.3 4.5 Q4 2014 Q12015 Q2 2015 Q3 2015 Q4 2015 Ql 2016 Total Uzbekistan OIBDA (UZS bin) ---, 5.7 2.2x I 2.6 -5.5 -38.8 Q4 2014 Q12015 Q2 2015 Q3 2015 Q42015 Q12016 Q4 2014 188 42 Q1 2015 424 322 Q2 2015 643 739 Q3 2015 871 1,202 Q4 2015 1,095 1,554 Q1 2016 1,287 1,765 Subscribers,thou Total minutes, min min [] MTS You know that you can! 22

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[] MTS You know that you can!

Definitions & reconciliations In 2010,the Russian State Duma enacted a law requiring Russian companies,which have securities traded on the Moscow Exchange, to prepare consolidated financial statements under International Financial Reporting Standards (IFRS) beginning from the Financial Year ended December 31, 2015. To conform to this requirement,the Group will prepare its financial statements for the Financial Year Ended December 31,2015 with comparable data for the Financial Year ended December 31, 2014 under IFRS. Non-IFRS nnanclalmeasures.This presentation Includes nnanclallnformatlon prepared In accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS.The non IFRS financial measures should be considered in addition to, but not as a substitute for,the information prepared in accordance withIFRS.Due to the rounding and translation practices, Russian ruble and functionalcurrency margins, as wellas other non-IFRS financial measures,may differ. Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating profit before depreciation and amortization. OIBDA margin Is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for,the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations,including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods.Our OIBDA calculation is commonly used as one of the bases for investors,analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications Industry. We use a term Adjusted for OIBDA and operating proflt when there were significant excluded one off effects. OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of operations as follows: Q3 2015 Q4 2015 Q12016 RUB min OPERATING PROFIT/CLOSS) Add:Loss from impairment of goodwill in Armenia ADJUSTED OPERATING PROFIT/(LOSS) ADD:D&A Group RUS UKR ARM TUK UZB Group RUS UKR ARM TUK UZB Group RUS UKR ARM TUK UZB (607) 27,319 27,275 1,675 680 326 (1,404) 18,876 23,481 1,158 (3,122) 330 (1,163) 21,031 21,599 795 120 278 ADJUSTED OIBDA []MTS You know that you can! 3,516 3,516 27,319 27,275 1,675 680 326 (1,404) 22,392 23,481 1,158 394 330 (1,163) 21,031 21,599 795 120 278 (607) 20,700 17,252 1,358 626 203 1,275 21,104 17,634 1,390 656 209 1,228 20,248 16,984 1,557 737 232 760 48,019 44,527 3,032 1,306 529 (128) 43,495 41,115 2,548 1,050 538 65 41,279 38,583 2,351 857 510 154

Definitions & reconciliations Q3 2015 Q4 2015 Q1 2016 n/a n/a n/a n/a OPERATING MARGIN Add: Loss from impairmentof goodwill in Armenia ADJUSTED OPERATING MARGIN ADD: D&A ADJUSTED OIBDA MARGIN 23.7% 26.2% 22.5% 26.9% 24.3% 16.7% 22.9% 16.7% 23.4% 19.5% 22.4% 9.9% 5.6% 19.4% 3.1% 154.9% []MTS You know that you can! 23.7% 26.2% 22.5% 26.9% 24.3% n/a 19.8% 22.9% 16.7% 17.4% 23.4% n/a 19.5% 22.4% 9.9% 5.6% 19.4% n/a 18.0% 16.6% 18.2% 24.8% 115.1% 95.8% 18.6% 17.2% 20.0% 28.9% 14.8% 61.1% 18.7% 17.6% 19.5% I 34.2% 16.2% 34.1% 41.7% 42.8% 40.7% 51.7%39.4% I n/a 38.4% 40.1% 36.7% 46.3% 38.1% 3.2% 38.2% 40.1% 29.4% 39.7% I 35.6% 6.9% UZB TUK ARM UKR RUS Group UZB TUK ARM UKR RUS Group UZB TUK ARM UKR RUS Group

Definitions & reconciliations Net debt represents total debt less cash and cash equivalents and short-term investments, long-term deposits and effect of hedging of non-ruble denominated debt. Our net debt calculation is commonly used as one of the bases for investors,analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry.The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. RUB min Current portion ofLT debt and of finance lease obligations LT debt Finance lease obligations Total debt Less: Cash and cash equivalents ST investments LT deposits Effects of hedging of non-ruble denominated debt Net debt As of Dec 31,2015 54,346 282,435 11,231 348,012 As of Mar 31,2016 46,273 259,968 10,650 316,891 33,464 49,840 30,677 18,174 215,857 44,389 30,961 28,886 14,636 198,019 Free cash flow is represented by net cash from operating activities less cash used for certain investing activities.Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with IFRS. ended ended RUB min Net cash provided by operating activities Less: Purchases of property,plant and equipment Purchases of intangible assets• Proceeds from sale of property, plant and equipment Investments in and advances to associates Acquisition of subsidiaries,net of cash acquired Free cash flow 39,115 39,076 (21,886) (3,539) 1,291 (13,656) (4,715) 1,153 (1,326) 14,981 20,532 ·Excluding purchases of 3G license In Ukraine (RUB 7.0 bin) In Ql2015 and 4G license In Russia (RUB 2.6 bin J In Ql2016 []MTS You know that you can! For three months Mar 31,2016 For three months Mar 31,2015

Definitions & reconciliations Subscriber.We define a "subscriber" as an organization or individual,whose SIM-card: oshows traffic-generating activity or o accrues a balance for services rendered or is replenished or topped off Over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period. []MTS You know that you can!

Contact information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest FinancialInformation www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/bloq/ Follow Us twitter.com/JoshatMTS Download the MTS Investor Relations App for iPad: http:ljgoo.g1/oRuyqk [] MTS You know that you can!

Contact information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com Latest FinancialInformation www.mtsgsm.com/resources/reports/ Official MTS Blog www.mtsgsm.com/bloq/ Follow Us twitter.com/JoshatMTS Download the MTS Investor Relations App for iPad: http:ljgoo.g1/oRuyqk [] MTS You know that you can!

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: May 19, 2016